FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 18, 2013, announced that it has revised its management objective targets for 2013.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 18, 2013	By:	/s/ Alon Levy
Alon Levy
Gneral Counsel

Gilat Satellite Networks Announces Revised Management Objective Targets
for 2013

- Revision reflects lower than previously expected annual results, including lower revenue and earnings results in the second quarter of 2013 compared to the first quarter of 2013

- Second quarter 2013 financial results will be released on Wednesday, August 14, 2013

Petah Tikva, Israel – July 18, 2013 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has revised its management objective targets for 2013. Revenue for 2013 is now expected to be between $335 million to $345 million as compared to the previously stated range of $350 million to $360 million and EBITDA is expected to be approximately 7% as compared to 9%.

The projected revenue and earnings shortfall is primarily due to lower than expected sales in the Defense division related directly to sequester budget cuts and purchasing slowdowns by the U.S. Department of Defense. An additional factor for the shortfall is the Compartel contract which, as reported earlier in the year, ended on March 31, 2013 and was not extended.

“We are targeting defense programs of record that are strategic in nature and as such we remain confident about the long term prospects of our Defense division.” said Erez Antebi, CEO of Gilat Satellite Networks. “We will provide a business overview during our regularly scheduled earnings release and conference call on August 14.”

Second Quarter 2013 Earnings Announcement Schedule
Second quarter 2013 financial results will be released on Wednesday, August 14, 2013.

Webcast
Following the announcement, Erez Antebi, Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer, will discuss the Company’s second quarter 2013 results and participate in a question and answer session:

Date:	Wednesday, August 14, 2013
Start:	13:30 GMT / 09:30 EDT / 16:30 IST
Dial-in:	US: (888) 668-9141
International: (972) 3-918-0609

A recording of the webcast will also be available on the Company’s website and will be archived for a period of 30 days.

Webcast Replay
Start:	August 14, 2013 at 16:00 GMT / 12:00 EDT / 19:00 IST
End:	August 16, 2013 at 16:00 GMT / 12:00 EDT / 19:00 IST
Dial-in:	US: (888) 782-4291
International: (972) 3-925-5927

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Phil Carlson / Josh Dver, KCSA pcarlson@kcsa.com / jdver@kcsa.com 1 (212) 896 1233 / 1239	David Leichner, Gilat Satellite Networks Ltd. davidle@gilat.com (972) 3 925 2321